Annual Report

Cover Page

Name of issuer:

Motoroso, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 8/1/2013

Physical address of issuer:

1297 Manzanita Way
San Luis Obispo CA 93401

Website of issuer:

http://www.motoroso.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$211,788.00	$592,325.00
Cash & Cash Equivalents:	$173,207.00	$586,525.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$8,650.00
Long-term Debt:	$30,482.00	$56,204.00
Revenues/Sales:	$127,273.00	$20,401.00
Cost of Goods Sold:	$103,876.00	$0.00
Taxes Paid:	$5,741.00	$661.00
Net Income:	($357,254.00)	($96,557.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Motoroso, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alex Littlewood	CEO	Motoroso	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alex Littlewood	Founder	2013
Alex Littlewood	CEO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alex Littlewood	8,656,250	100.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Death, severe illness, or critical injury of Founder/CEO, Alex Littlewood. This could create a disruption in company leadership that could be difficult to recover from.

Severe economic downturn could slow growth of marketplace sales, and/or make it challenging to raise additional venture/growth capital as the company progresses.

Malicious hacking attack (i.e. DDOS) on Motoroso servers to shut down service.

Extremely competitive and well funded competitor(s) enters market and undermines Motoroso value and user base. A threat like this could come from existing large incumbent players, or other known or unknown early stage competitors.

Unforeseen political changes to employment law, offshoring restrictions, taxes, and other changes that could affect Motoroso's ability to conduct business.

Malicious internal attack by disgruntled employee(s) on our operations or software could put us into a position that would be very difficult to recover from.

Failure of planned business models to be economically viable, making it impossible to launch, manage and scale Motoroso profitably.

Failure to attract competent talent (Developers, sales, management, etc.) to execute of the plans of the company.

Unforeseen and aggressive regulatory laws effecting the sale and installation of aftermarket parts could harm the industry in a material way that makes the business no longer viable.

Unforeseen and aggressive regulatory laws that make it illegal or highly restricted for humans to drive their own vehicles could have severe negative impact on the aftermarket industry we serve.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A	11,500,000	10,054,490	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,442,500

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	05/24/14
Amount	$50,000.00
Uncapped Note	Yes

Convertible Note

Issue date	06/27/15
Amount	$100,000.00
Uncapped Note	Yes

Convertible Note

Issue date	06/25/16
Amount	$50,000.00
Uncapped Note	Yes

Convertible notes: Friends & Family
- May '14
- $50k (across 4 investors)
- $4.5M Valuation Cap
- 20% discount
- 5% interest
- 24 month maturity

Convertible note: Techstars
- June '15
- $100k (across 3 investors)
- $3.0M Valuation Cap (Standard non-negotiable terms)
- 20% discount
- 5% interest
- 24 month maturity

Shareholder Loan:
- April '16
- Interest free loan from Alex Littlewood
- 0% interest
- Open ended loan, no maturity

Convertible note:
- June '16
- $50k (across 2 investors)
- $4.5M Valuation Cap
- 20% discount
- 6% interest
- 24 month maturity

Reg CF Crowdfunding SAFE:
- $87,200 from 87 Investors
- $5M Cap SAFE
- 20% Discount

Convertible notes:
- Nov - Dec '17
- $250k (across 7 Investors)
- $5M Cap
- 20% Discount
- 6% Interest
- 24 Month Maturity

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
5/2014	Section 4(a)(2)	Convertible Note	$50,000	General operations
6/2015	Section 4(a)(2)	Priced Round	$20,000	General operations
6/2015	Section 4(a)(2)	Convertible Note	$100,000	General operations
6/2016	Section 4(a)(2)	Convertible Note	$50,000	General operations
12/2017	Regulation Crowdfunding	SAFE	$87,200	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Founder and CEO Alex Littlewood provided an interest-free loan, no maturity loan to the company of $20,000.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Motoroso is the worlds first marketplace dedicated exclusively to automotive and motorcycle enthusiasts. In our marketplaceyou can purchase products from sellers you trust, at great prices, with free shipping every time. It's the modern web experience enthusiasts have been waiting for.
The 40 million Americans who love cars & motorcycles currently spend hours scouring through old-school forums, hunting for the parts they want—across 10,000+ websites that mostly look like they're from the '90s. Motoroso will bring it all together in one place. We're not only giving users a better experience, we're also giving brands and service providers an effective way to engage with their most passionate customers. That's why we already have 350+ official brand profiles from Ford to BMW.

Milestones

Motoroso, Inc. was incorporated in the State of Delaware in August 2013.

Since then, we have:

- Techstars Graduate (Mobility '15)
- Official Partner of the Detroit Auto Show
- Partnered with Ford at SEMA '15 & '16
- Over 350 Official Brand Profiles
- Over 3 Million Pageviews to Date
- Over 60,000 Images uploaded and tagged
- Over 1.2 Million performance parts and accessories

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $127,273 compared to the year ended December 31, 2018, when the Company had revenues of $20,401. Our gross margin was 18.38% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $211,788, including $173,207 in cash. As of December 31, 2018, the Company had $592,325 in total assets, including $586,525 in cash.
- *Net Loss.* The Company has had net losses of $357,254 and net losses of $96,557 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $30,482 for the fiscal year ended December 31, 2019 and $64,854 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in equity and $1,100,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Motoroso, Inc. cash in hand is $110,000, as of May 2020. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $7,000/month, for an average burn rate of $3,000 per month. Our intent is to be profitable in 0 months.

Primarily an Increase in software development expenses, and revenues started coming in via our e-commerce marketplace.

We hope to increase our monthly sales from ~$10k by 10-20% mo/mo, but our costs will remain the same with our lean 3-person team.

We will be raising additional angel capital from our existing investors.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.motoroso.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Alex Littlewood

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Motoroso SAFE
- Motoroso SAFE Early Bird

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Alex Littlewood

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Motoroso, Inc.

By

Alex Littlewood

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Alex Littlewood

Founder & CEO

5/25/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.